SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Telefónica’s offer for E-Plus

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter Telefónica) as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, Telefónica Deutschland) have signed an agreement with Koninklijke KPN NV (hereinafter, KPN), under which Telefónica Deutschland will acquire the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (E-Plus). KPN will receive a stake of 24.9% in Telefónica Deutschland and a cash consideration of 3,700 million Euros.

Subsequently, Telefónica will acquire a 7.3% of Telefónica Deutschland from KPN for a total price of 1,300 million Euros, and the ownership of KPN in Telefónica Deutschland will be reduced to 17.6%.

Previously, Telefónica Deutschland will call a General Shareholders Meeting in order to approve a capital increase to finance the cash consideration of the transaction. Telefónica will subscribe the proportional corresponding share in this capital increase and will guarantee, on its own or through third parties, the subscription of the remaining percentage of such capital increase.

The closing of this transaction is subject to certain conditions such as merger clearance and the approval by the Extraordinary Shareholders General Meeting of KPN.

Please see attached Press Release and Presentation of the transaction.

Madrid, July 23, 2013

Gran Vía, 28 - 9ª Planta - 28013 Madrid

NOTA DE PRENSA

PRESS RELEASE

Madrid, 23rd of July 2013

TELEFÓNICA AGREES WITH KPN THE ACQUISITION OF E-PLUS TO FORM A LEADING DIGITAL TELCO IN GERMANY

•

The agreement for the acquisition of KPN’s German subsidiary, E-Plus, includes a total payment of 5 billion euros in cash and a stake in the resulting company of 17.6%. Telefónica S.A. to finance 4.14 billion euros of the cash payment.

•	In the first phase, the transaction implies Telefónica Deutschland paying KPN an initial payment of 3.7 billion euros in cash and a 24.9% stake of the resulting company.

•

In the second phase, Telefónica S.A. will buy a 7.3% stake of the combined entity from KPN for a total of 1.3 billion euros. As a result, Telefónica will hold a final 65% stake in the new company, KPN will have 17.6% and the remaining shares will be free float.

•

The cash payment will be financed via a 3.7 billion euros rights issue underwritten by Telefónica Deutschland. Telefónica S.A. will subscribe 2.84 billion euros, in proportion to its current stake in the company of 76.8%.

•	The transaction will create significant value with expected synergies valued between 5 and 5.5 billion euros.

•	Telefónica will become the second largest European operator by number of mobile customers and volume of revenue and will improve both its growth and cash generation profile.

•	With this operation, Telefónica will enjoy a better risk profile. The company reiterates its objective to place net financial debt below 47 billion euros by the end of 2013.

Madrid, 23rd of July 2013.- The Telefónica Board of Directors has approved the acquisition of E-Plus, KPN’s subsidiary in Germany. The operation is subject to obtaining both the relevant regulatory approval and clearance at KPN’s and Telefónica Deutschland’s Extraordinary Shareholders’ Meeting. The deal will result in a new leader in the German mobile market with 43 million mobile customers and combined revenues of €8.6 billion euros. The transaction is expected to be closed during the first half of 2014.

The transaction provides significant synergy potential, particularly with respect to distribution, customer service and network services. The total value of the synergies expected from the transaction is estimated in between 5 and 5.5 billion euros net of integration costs. Net savings will be positive from year 2.

Telefónica, S.A.	Corporate Communications Department	Tel: +34 91 482 38 00
	Ronda de la Comunicación, s/n	email: prensa@telefonica.es
	28050 Madrid	http://saladeprensa.telefonica.com

The transaction is divided into two phases. In the first phase, Telefónica Deutschland will acquire 100% of E-Plus for €3.7 billion euros in cash and a stake of 24.9% in the combined entity. This cash payment will be financed via a rights issue for 3.7 billion euros, of which, Telefónica S.A. will subscribe 76.8%, in proportion to its current stake, corresponding to 2.84 billion euros.

In the second phase, Telefónica S.A. will acquire from KPN a stake of 7.3% in the combined entity for a total of 1.3 billion euros. As a result, Telefónica SA and KPN will hold 65% and 17.6% of Telefónica Deutschland, respectively, while the remaining percentage will be free float. Therefore, of the 5 billion euros paid in cash to KPN, the total amount required by Telefónica S.A to finance this operation equals 4.14 billion euros.

With this agreement, Telefónica will become Europe’s second largest operator by number of mobile clients and volume of revenue and will improve both its growth and cash generation profile. Additionally, Telefónica will gain a leading position in the largest and one of the most dynamic mobile markets in Europe. The company will also become the leading operator in terms of number of accesses, network quality and distribution network in three of its main markets: Germany, Brazil and Spain.

Creating a leading, sustainable and innovative Digital Telco focusing on mobile data and LTE development in Germany is a natural strategic step for Telefónica.

This announcement follows a decisive year in Telefónica’s transformation process, fostered by a series of initiatives that have allowed a significant strategic shift in the company. Twelve months ago, Telefónica set itself the strategic objective of increasing financial flexibility and reducing leverage via several initiatives, which included proactive management of its asset portfolio.

As a result of this, the company has reduced net debt by approximately 10 billion euros since June 2012, including the recently announced disinvestments. This process has enabled the company to resume dividend payments, as approved at the AGM last May, giving continuity to the shareholder policy of dividend payment year after year.

Finally, it is important to highlight that this transaction will mainly be financed via financial instruments, which will enable to maintain Telefónica’s leverage ratio stable. In this respect, Telefónica reiterates its objective to place net financial debt below 47 billlion euros by the end of 2013.

Telefónica, S.A.	Corporate Communications Department	Tel: +34 91 482 38 00
	Ronda de la Comunicación, s/n	email: prensa@telefonica.es
	28050 Madrid	http://saladeprensa.telefonica.com

Telefonica, S.A. Investor Relations 23 July 2013 Creating a Leading Digital Telco in Germany
This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Disclaimer 2
Transaction Summary Key Terms Total consideration of €5bn in cash and a 17.6% stake in the enlarged Telefonica Deutschland, as a result of two subsequent steps: Acquisition of E-Plus by Telefonica Deutschland for a combination of cash and a stake in the enlarged Telefonica Deutschland (i) €3.70bn of cash (ii) 24.9% stake in the enlarged Telefonica Deutschland (after capital increase) Telefonica subsequently to acquire a 7.3% stake from KPN for €1.30bn in order to maintain a 65% ownership in the enlarged Telefonica Deutschland Transaction to unlock significant value, with synergies of €5.0-5.5 bn NPV 3 Recommended transaction approved by Telefonica's Board of Directors and Telefonica Deutschland's Supervisory Board Transaction has support from KPN's Board of Management, and from KPN's Supervisory Board Recommended Transaction KPN shareholders' approval required at KPN's General Meeting in H2 2013 Telefonica Deutschland shareholders' approval required at Telefonica Deutschland's General Meeting in H2 2013 Transaction expected to close in mid 2014, following clearance from relevant authorities Key Dates 1 2
Transaction Structure 4 Transaction Summary Total consideration of €5 Bn in cash and a 17.6% stake Two Step Structure Acquisition of E-Plus by Telefonica Deutschland for a combination of cash and a stake in the enlarged Telefonica Deutschland €3.70bn of cash, financed through a rights issue fully underwritten by Telefonica and a group of banks 24.9% stake in the enlarged Telefonica Deutschland (after capital increase) Telefonica subsequently to acquire a 7.3% stake of the enlarged Telefonica Deutschland from KPN for €1.30bn, post- transaction, in order to maintain a 65% ownership in the enlarged Telefonica Deutschland 2 1 Pre- Transaction Structure Intermediate Structure Final Ownership Structure KPN E-Plus 76.8% 100% Telefonica Telefonica Deutschland Public 23.2% 65.0% Enlarged Telefonica Deutschland Telefonica Public 17.6% KPN 17.4% Enlarged Telefonica Deutschland KPN Public 57.7% 24.9% 17.4% Telefonica 7.3% Stake To Telefonica
Improved profitability and enhanced cash flow generation Stronger competitive position from increased scale Transaction Rationale Creation of a Leading Digital Telco A leading player with a combined customer base of 43m, 42% in postpaid Strong scale benefits with combined mobile revenue market share of 32% Driving mobile market growth in Germany since 2010: +2.2pp in postpaid customer share +5.8pp in prepaid customer share Strong capabilities in mobile data Enhanced Profitability & FCF in Germany Value Crystallization Through Significant Synergies NPV of synergies of €5.0-5.5bn, net of integration costs Net savings from year 2 Annual run-rate synergies of approx. €800 m; 75% of run-rate synergies by year 4 Incremental value from additional revenues, financial and tax synergies Highly experienced management team with a proven track record of integration €5.0-5.5bn 1 2 3 5 Source: Company data, broker research
Unlocks significant value for Telefonica Deutschland shareholders Increases financial flexibility (improving leverage) while maintaining an attractive shareholder remuneration Conservative pro forma balance sheet EPS and FCF accretive from first year of full operation 1(1) Unlocks significant value for Telefonica shareholders Investing in future growth while improving leverage Reinforced geographical diversification, increasing exposure to an attractive market Positive impact on Telefonica's cash flow generation profile EPS and FCF accretive from year 1(1) Credit friendly financing structure, allowing leverage ratios to improve Transaction Rationale (Cont'd) Creating a Superior Customer Experience Customers to benefit from the best high speed mobile and fixed experience from a single LTE network and access to future-proof DT NGA network Strong multi-brand portfolio across segments Offering ICT / cloud solutions for business customers Best distribution channel and outstanding customer service Ready for convergence through cross-selling / up-selling opportunities Leveraging Telefonica's global capabilities: Digital innovation, Scale,... Value Creation for Telefonica Shareholders Value Creation for Telefonica Deutschland Shareholders 6 4 5 6 1. Based on run-rate synergies before integration costs
1 Creation of a Leading Mobile Operator in Germany Creation of a Leading Digital Telco Q1 2013 Mobile Revenue Market Share (%) 7 Source: Company data, broker research Leading Postpaid Subscriber Growth 2010 - 2012 Postpaid Mobile Market Share Growth (pp) Combining Telefonica Deutschland and E-Plus's track records of growth with Telefonica Deutschland's capacity for MBB Leading Prepaid Subscriber Growth 2010 - 2012 Prepaid Mobile Market Share Growth (pp)
Relatively Low Churn Strong Subscriber Base Growth Smartphone Penetration Upside Highly Attractive Mobile Market EBITDA Growth Monthly Churn, 2012 Smartphone Connections as % of Mobile Connections, 2012 2013E YoY Growth 2009 - 2013E CAGR 2.7% 1.4% Germany EU Average 27.4% 34.4% Germany EU Average 1.0% (4.3%) Germany EU Average 2.0% 2.6% Germany EU Average 8 Source: WCIS, broker research 1
Identified and Realisable Synergies of €5.0 - 5.5 bn NPV 9 2 Operating Synergies of €4.5 bn NPV Revenue and Other Synergies of €0.5-1.0 bn NPV + Distribution and Customer Service Rationalisation of distribution network Increased efficiency in customer service costs leveraging best practices and scale Channel management and overheads Network Focused rollout on one common nationwide LTE network and improved quality from 3G network consolidation Backbone, backhaul and core network consolidation, with reduced OpEx from network integration (rentals, power, maintenance, transport costs, overheads) Site consolidation and rationalisation: reduction of around 14,000 sites Increased efficiency by leveraging scalable transmission agreement with Deutsche Telekom SG&A Reduced SG&A expenses Processes rationalisation Continued focus on becoming a more lean and agile organization Revenue and Other Exploit SME opportunity from a broader and higher quality platform Improved customer satisfaction High speed fixed broadband cross-selling opportunity across an enlarged customer base
Synergies Value of €5.0 - 5.5 bn NPV €bn % of Total Synergies 32% 70% (16%) 10 2 14% NPV €5.0-5.5bn: Net savings from year 2 Run-rate synergies approx. €800 m from year 5; 75% of run-rate synergies by year 4 Incremental value from additional revenues, financial and tax synergies
Stronger Competitive Position from Increased Scale in Germany 11 2013 Revenue 2013 OIBDA 2013 Capex 2013 OpFCF(1) €bn €bn €bn €bn Source: Broker consensus. Not adjusted for accounting differences, pre-synergies 1. Defined as OIBDA-Capex 3 Based on Consensus Forecasts
Enhanced Profitability and Cash Flow Generation in Germany Pro forma Financial Impact on Telefonica Deutschland, based on Consensus Forecasts Revenues €Bn OIBDA €bn OpFCF(1) €bn 12 3 Source: Broker consensus, not adjusted for differences in accounting policies Defined as OIBDA-Capex Based on run-rate synergies before integration costs Run-rate synergies EPS and FCF Accretive from first year of full operation(2)
Single LTE Network to Deliver the Best Mobile Broadband Experience Strong commitment to invest in the German market Spectrum and network capacity to cope with growing data volumes Access to fibre backhaul Environmental benefits through reduction of sites Improved situation in the business sector Improved network quality for E-Plus subscribers through access to Telefonica Deutschland's state-of-the-art network Combination of the most creative players in the market Tariff innovation, voice & mobile data bundling Multi-brand strategy to better serve different customer needs Innovative propositions to offer ICT / cloud solutions for business customers Multi-brand & Innovative Commercial Offer Best Distribution Channel Over 1,800 points of sale to serve our customers directly Outstanding customer service to provide the best digital experience Creating a Superior Customer Experience Additional Opportunity from Convergence Strategy Increased up-selling and cross-selling potential extended to E-Plus customer base Significant tangible benefits such as churn reduction 13 4 Leveraging Telefonica's Global Capabilities Benefits from leveraging Telefonica's best practices Innovation through Telefonica Digital Global capacity: Data Centers, scale benefits and shared services
Enhancing Telefonica's Geographic Diversification Telefonica Revenue Breakdown Telefonica Standalone, 2012 Telefonica OIBDA(1) Breakdown Telefonica Standalone, 2012 1. Underlying OIBDA Pro-forma Telefonica (Pre-Synergies), 2012 Pro-forma Telefonica (Pre-Synergies), 2012 Total Revenues: €62bn Germany 8% Germany 17% Total Revenues: €30bn Telefonica Europe Total OIBDA: €21bn Germany 6% Germany 13% Total OIBDA: €10bn Telefonica Europe Total Revenues: €66bn Germany 13% (+5 p.p.) Germany 26% Total Revenues: €35bn Telefonica Europe Total OIBDA: €22bn Germany 12% (+6 p.p.) Germany 23% Total OIBDA: €13bn Telefonica Europe 14 6
2011 - 2013E Real GDP CAGR 2012 GDP per Capita 2011 - 2013E Telecom Market CAGR Building a Stronger Competitor in the Attractive German Market Sovereign Debt Yield % % € % Source; Global Insight, IMF, IDC 1. Excludes Cyprus, Luxembourg and Malta for which data is not available 2. Average 10Y Government Bond Yield of Eurozone country members as of 17 July 2013 (2) 15 6 (1) The largest Telecom market in Europe with revenues of €36bn
Attractive Transaction for Telefonica Shareholders Pro forma Financial Impact on Telefonica Group, based on Consensus Forecasts Revenues €Bn OIBDA €bn OpFCF(1) €bn 16 6 Source: Broker consensus, not adjusted for differences in accounting policies Defined as OIBDA-Capex Based on run-rate synergies before integration costs Run-rate synergies EPS and FCF Accretive from first year of full operation(2)
Limited debt increase 1/3 long term financing considered Weighting around 2x incremental OIBDA, excluding synergies Neutral to positive metric impact in short term Net debt/ratio preserved Keeping strong liquidity to maintain 24 months maturities covered Alternative financing in process to further soften impacts FCF generation till deal completion adding headroom Telefonica Cash Commitment Financing without Increasing Leverage 17 Cash Payment to KPN €bn (CHART) Telefonica Deutschland Capital increase Buy-out KPN stake Rights Issue in enlarged Telefonica Deutschland of €3.70bn. Telefonica subscribes pro- rata to its stake of 76.8%, €2.84bn €1.30bn to KPN for 7.3% stake in the enlarged Telefonica Deutschland Total financing required of €4.14bn 50-65% Hybrid, 100% equity under IFRS/ 50% equity for credit rating agencies 20-30% Mandatory Convertible, 100% treated as equity under IFRS & credit rating agencies 10-20% Incremental debt, in addition to the debt component of the hybrid bond Financing Without Increasing Leverage 6
Expected Transaction Timetable 18 Regulatory Approval of Acquisition Mid 2014 Regulatory approvals expected and other conditions cleared Mid 2014 Completion of merger Telefonica Deutschland & KPN EGM 23 July 2013 Signing of Agreement September 2013 KPN convocation of EGM July/Aug 2013 Submission for regulatory clearance 23 July 2013 KPN H1 results 25 July 2013 Telefonica H1 results 23 July 2013 Telefonica Deutschland H1 results H2 2013 KPN EGM H2 2013 Telefonica Deutschland EGM Key Milestones Key Approvals Results Announcements
Closing Remarks Post transaction, Telefonica would have the second largest subscriber base in Europe In each of its top 3 markets (Spain, Brazil and Germany), Telefonica would be the leader in terms of subscribers and network quality A natural strategic move for Telefonica Deutschland to create a leading Digital Telco focused on mobile data and LTE enhancement Significant value creation through €5.0 - 5.5 bn NPV synergies crystallization Reinforces Telefonica's geographical diversification towards Germany Germany is the largest mobile market in Europe and is the most advanced in data monetisation Substantial value creation for Telefonica and Telefonica Deutschland Shareholders Investing in future growth while improving financial flexibility Enhancing cash flow generation profile Accretive for Telefonica and Telefonica Deutschland EPS and FCF from year 1 Reiterated commitment to leverage targets and remuneration policy 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 23th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors